UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No.     0     )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald W. Daw - SSN:  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  4,411,433
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    1,301,635
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    1,134,323

                           8   SHARED DISPOSITIVE POWER
                               1,301,635

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
          5,713,168

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          76.2%

12        TYPE OF REPORTING PERSON*
          IN



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NOL OF ABOVE PERSON

          Tracey B. Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  None
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  2,435,958
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  None

                           8   SHARED DISPOSITIVE POWER
                               2,435,958

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
          2,435,958

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          32.5%

12        TYPE OF REPORTING PERSON*
          IN

Item 1.

      (a)   Name of Issuer:  Daw Technologies, Inc.

      (b)   Address of Issuer's Principal Executive
            Offices:  2700 South 900 West, Salt Lake
            City, Utah 84119


Item 2.

      (a)   Name of Persons Filing:  Ronald W. Daw and
            Tracey B. Daw (the "Reporting Persons")

      (b)   Address of Principal Business Office of
            Ronald W. Daw:  2700 South 900 West, Salt
            Lake City, Utah  84119

            Address of Residence of Tracey B. Daw:
            488 Edindrew Circle, Murray, Utah  84107

      (c)   Citizenship:  United States
      (d)   Title of Class of Securities:  Common Stock,
            $.01 Par Value (the "Common Stock")

      (e)   CUSIP Number:  23922010


Item 3.

            This statement is not filed pursuant to Rule
            13d-1(b) or 13d-2(b).


Item 4.     Ownership

      (a) Amount Beneficially owned by Ronald W. Daw as of 12/31/93: 5,713,168 shares
            Amount Beneficially owned by Tracey B. Daw as of 12/31/93: 2,435,958 shares

      (b)   Percent of Class owned by Ronald W. Daw as
            of 12/31/93:  76.2%
            Percent of Class owned by Tracey B. Daw as
            of 12/31/93:  32.5%

      (c)   Number of shares as to which the Reporting
            Persons have:

            (i)  sole power to vote or to direct the
                 vote:  As of December 31, 1993, Ronald
                 W. Daw had sole power to vote or to
                 direct the vote of 4,411,533 shares,
                 which included 1,134,323 shares held
                 by Ronald W. Daw, 264,109 shares owned
                 by Ryan S. Daw and Shelly W. Daw,
                 2,817,101 shares owned by J. Weston
                 Daw and 196,000 shares owned by Steven
                 K. Clark, all of which Ronald W. Daw
                 had the right to vote.  Tracey B. Daw
                 did not have sole power to vote any
                 shares.

            (ii) shared power to vote or to direct the
                 vote:  As of December 31, 1993, Ronald
                 W. Daw and Tracey B. Daw shared the
                 power to vote or to direct the vote of
                 1,301,635 shares jointly held by them.
                 In addition, Tracey B. Daw may be
                 deemed to share the power to vote or
                 direct the vote of the 1,134,323
                 shares that were held by Ronald W.
                 Daw.

            (iii)      sole power to dispose or to
                       direct the disposition of:  As of
                       December 31, 1993, Ronald W. Daw
                       had the sole power to dispose or
                       direct the disposition of
                       1,134,323 shares.  Tracey B. Daw
                       did not have the sole power to
                       dispose or direct the disposition
                       of any shares.

            (iv) shared power to dispose or to direct
                 the disposition of:  As of December
                 31, 1993, Ronald W. Daw and Tracey B.
                 Daw shared the power to dispose or
                 direct the disposition of 1,301,635
                 shares.  In addition, Tracey B. Daw
                 may be deemed to share the power to
                 dispose or direct the disposition of
                 the 1,134,323 shares that were held by
                 Ronald W. Daw.

            The filing of this Schedule 13G shall not be construed as an admission that the Reporting
            Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of
            1934, are the beneficial owners of all of the securities covered by this Schedule 13G.



Item 5.     Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting
      Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.     Ownership of More than Five Percent on
Behalf of Another Person

      Not applicable.


Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on By the Parent Holding Company

      Not applicable.


Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

                         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  May  30 , 1996             DATED:  May  30 , 1996

By /s/ RONALD W. DAW               By /s/ TRACEY B. DAW
Ronald W. Daw                      Tracey B. Daw



                          AGREEMENT

      The undersigned agree that this Schedule 13G of Ronald W. Daw and Tracey B. Daw relating to shares of
Common Stock of Daw Technologies, Inc. shall be filed on behalf of the undersigned.



By /s/ RONALD W. DAW         By /s/ TRACEY B. DAW
Ronald W. Daw                Tracey B. Daw